Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-170682
December 10, 2010

Lentuo International Inc.

Lentuo International Inc., or our company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, our company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-5616 (calling this number is not toll-free outside the United States). You may also access our company’s most recent prospectus dated December 10, 2010 by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1499673/000104746910010296/0001047469-10-010296-index.htm.

The following information supplements and updates the information contained in our company’s preliminary prospectus dated December 7, 2010.  All references to page numbers are to page numbers in Amendment No. 3 to the registration statement on Form F-1.

(1)           The number of shares offered on the Prospectus front and back cover pages as amended:

6,500,000 American Depositary Shares Representing 13,000,000 Ordinary Shares

(2)           The first two paragraphs of the Prospectus front cover page as amended:

We are offering 6,500,000 ADSs. Each ADS represents two ordinary shares, par value US$0.00001 per share. The ADSs are evidenced by American depositary receipts, or ADRs.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares. We expect that the public offering price will be between $8.00 and $10.00 per ADS. Our ADSs have been approved for listing on the New York Stock Exchange under the symbol ‘‘LAS.’’

(3)           The sixth paragraph of the Prospectus front cover page as amended:

The underwriters may also purchase up to an additional 975,000 ADSs from us, at the public offering price, less the underwriting discount, within 30 days from the date of the prospectus to cover overallotments.

(4)                                 The second to seventh items and the ninth item under “Prospectus Summary—The Offering”, on pages 7 and 8 as amended:

Securities Offered	13,000,000 ordinary shares in the form of ADSs. Our ordinary shares are being offered only in the form of ADSs.

Price per ADS	We currently estimate that the initial public offering price will be between $8.00 and $10.00 per ADS.

ADSs Offered by Us in This Offering	6,500,000 ADSs

ADSs Outstanding Immediately After This Offering	6,500,000 ADSs (or 7,475,000 ADSs if the underwriters exercise the over-allotment option in full).

Ordinary Shares Outstanding Immediately After This Offering	58,937,912 ordinary shares (or 60,887,912 ordinary shares if the underwriters exercise the over-allotment option in full), excluding ordinary shares reserved for issuance under our equity incentive plan.

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 975,000 additional ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions.

Use of Proceeds

We estimate that we will receive net proceeds of approximately $50.5 million (or $58.7 million if the underwriters exercise the over-allotment option in full) from this offering, after deducting the underwriter discounts, commissions and estimated offering expenses payable by us and assuming an initial public offering price of $9.00 per ADS, the mid-point of the estimated offering price range set forth on the cover of this prospectus. We intend to use our net proceeds from this offering for the following purposes:

	•	approximately 85% of the total net proceeds, to expand the size and scope of our dealership network through the establishment of new dealerships and acquisitions;
•

approximately 5% of the total net proceeds, to enhance our higher margin products and services, increase sales at our existing dealerships and implement our other growth strategies, such as hiring additional service staff and technicians, upgrading and modifying the showrooms at our dealerships, further developing our company-wide management tools and databases, expanding training programs for our employees, adding new service bays, upgrading service equipment and developing fleet car leasing and used car sales; and

	•	the remaining amount to fund our working capital requirements and for other general corporate purposes.

(5)                                 The last column of the tables on the summary and selected consolidated balance sheet data as of June 30, 2010 on pages 10 and 52 regarding the pro forma as adjusted data and footnote (3):

The following table sets forth the pro forma summary and selected consolidated balance sheet data as of June 30, 2010, as adjusted to give effect to (1) the issuance and sale of 1,510,844 ordinary shares to Newman Investments Limited in August 2010 in exchange for $18.0 million, of which $14.0 million was paid in February 2010 and $4.0 million was paid in August 2010, pursuant to a subscription agreement dated February 20, 2010 and (2) the issuance and sale of 13,000,000 ordinary shares in the form of ADSs by us in this offering and our receipt of the expected net proceeds from this offering, assuming an initial public offering price of $9.00 per ADS, the mid-point of the estimated price range set forth on the cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us:

Cash and cash equivalents	$64,860
Inventories, net	$54,461
Advances to suppliers	$38,710
Total assets	$251,848
Bills payable	$49,569
Short-term loans	$36,971
Total liabilities	$149,887
Ordinary shares, par value $0.00001 per share
Authorized — 500,000,000 shares as of December 31, 2007, 2008 and 2009 and June 30, 2010;
Issued and outstanding — 39,908,389 shares as of December 31, 2007, 2008 and 2009 and June 30, 2010	—
Additional paid-in capital	$76,494
Total shareholders’ equity	$101,961

(6)           The first full risk factor on page 33 as amended:

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately $5.54 per ADS (or $5.38 per ADS assuming full exercise of the underwriters’ over-allotment option). This amount represents the difference between our pro forma net tangible book value per ADS of $3.46 (or $3.62 assuming full exercise of the underwriters’ over-allotment option) as of June 30, 2010, after giving effect to this offering, and the assumed initial public offering price of $9.00 per ADS (the mid-point of the estimated price range set forth on the cover of this prospectus).

(7)           The first two paragraphs under “Use of Proceeds” on page 39 as amended:

We estimate that we will receive net proceeds from this offering of approximately $50.5 million (or $58.7 million if the underwriters exercise the over-allotment option in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and assuming an initial public offering price of $9.00 per ADS, the mid-point of the estimated range of the initial public offering price as set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per ADS, the mid-point of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $6.0 million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

We intend to use the net proceeds we receive from this offering primarily for the following purposes:

•                              approximately 85% of the total net proceeds, to expand the size and scope of our dealership network through the establishment of new dealerships and acquisitions;

•                              approximately 5% of the total net proceeds, to enhance our higher margin products and services, increase sales at our existing dealerships and implement our other growth strategies, such as hiring additional service staff and technicians, upgrading and modifying the showrooms at our dealerships, further developing our company-wide management tools and databases, expanding training programs for our employees, adding new service bays, upgrading service equipment and developing fleet car leasing and used car sales; and

•          the remaining amount to fund our working capital requirements and for other general corporate purposes.

(8)       The entire section entitled “Capitalization” on page 40 as amended:

Capitalization

The following table sets forth our capitalization, as of June 30, 2010:

•          on an actual basis; and

•                              on an as adjusted basis to give effect to (1) the issuance and sale of 1,510,841 ordinary shares to Newman Investments Limited in August 2010 in exchange for $18.0 million, of which $14.0 million was paid in February 2010 and $4.0 million was paid in August 2010, pursuant to a subscription agreement dated February 20, 2010; (2) the issuance of 4,518,682 ordinary shares to Newman Investments Limited as part of the stock dividends to our existing shareholders on a pro rata basis in October 2010; and (3) the issuance and sale of 13,000,000 ordinary shares in the form of ADSs by us in this offering based on an assumed initial public offering price of $9.00 per ADS, the mid-point of the estimated price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option and no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus.

The information on an as adjusted basis below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations.’’

	As of June 30, 2010
	Actual		As adjusted
	RMB	$	RMB	$
	(Amounts in thousands, except for share data)
Short-term loans	250,718	36,971	250,718	36,971
Shareholders’ equity
Ordinary shares, $0.00001 par value
Authorized—500,000,000 shares
Issued and outstanding—39,908,389 shares on an actual basis and 58,937,912 shares on an as adjusted basis(1)(2)	1	—	2	—
Additional paid-in capital(2)	53,973	7,959	518,741	76,494
Retained earnings(2)	172,704	25,467	172,704	25,467
Total shareholders’ equity	226,678	33,426	691,447	101,961
Total capitalization(2)	477,396	70,397	942,165	138,932

(1)                      Excludes $4,500,000 ordinary shares reserved for future issuance under our equity incentive plan.

(2)                      Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per ADS, the mid-point of the estimated price range set forth on the cover of this prospectus, would increase (decrease) additional paid-in capital, total shareholders’ equity and total capitalization by RMB41.0 million ($6.0 million).

As of the date of this prospectus, there has been no material change to our capitalization as set forth above.

(9)       The entire section entitled “Dilution” on page 41 as amended:

Dilution

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share of our ADSs is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. Our net tangible book value as of June 30, 2010 was approximately $33.4 million, or $0.84 per ordinary share and $1.68 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities.

After giving effect to (1) the issuance and sale of 1,510,841 ordinary shares to Newman Investments Limited in August 2010 in exchange for $18.0 million, of which $14.0 million was paid in February 2010 and $4.0 million was paid in August 2010, pursuant to a subscription agreement dated February 20, 2010; (2) the issuance of 4,518,682 ordinary shares to Newman Investments Limited as part of the stock dividends to our existing shareholders on a pro rata basis in October 2010; and (3) our sale of the ADSs offered in this offering at the initial public offering price of $9.00 per ADS, the mid-point of the estimated price range set forth on the cover of this prospectus, and after deduction of the underwriting discounts and commissions and estimated offering expenses of this offering payable by us, our adjusted net tangible book value as of June 30, 2010 would have increased to $102.0 million or $1.73 per ordinary share and $3.46 per ADS. This represents an immediate increase in net tangible book value of $0.89 per ordinary share and $1.78 per ADS to the existing shareholders and an immediate dilution in net tangible book value of $2.77 per ordinary share and $5.54 per ADS to investors purchasing ADSs in this offering.

The following table illustrates such dilution on a per ordinary share and per ADS basis:

	Per Ordinary Share	Per ADS
Estimated initial public offering price	$4.50	$9.00
Net tangible book value as of June 30, 2010	$0.84	$1.68
Adjusted net tangible book value after giving effect to this offering (no exercise of the underwriters’ over-allotment option)	$1.73	$3.46
Adjusted net tangible book value after giving effect to this offering (full exercise of the underwriters’ over-allotment option)	$1.81	$3.62
Dilution in net tangible book value to new investors in this offering (no exercise of the underwriters’ over-allotment option)	$2.77	$5.54
Dilution in net tangible book value to new investors in this offering (full exercise of the underwriters’ over-allotment option)	$2.69	$5.38

A $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per ADS, the mid-point of the estimated price range set forth on the cover of this prospectus, would increase (decrease) our adjusted net tangible book value after giving effect to the offering by $6.0 million (or $7.0 million in the case of full exercise of the underwriters’ over-allotment option), the adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by $0.10 per ordinary share and $0.21 per ADS (or $0.11 per ordinary share and $0.23 per ADS in the case of full exercise of the underwriters’ over-allotment option) and the dilution in adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by $0.40 per ordinary share and $0.79 per ADS (or $0.39 per ordinary share and $0.77 per ADS in the case of full exercise of the underwriters’ over-allotment option), assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other expenses of the offering. The adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on an as adjusted basis, as of June 30, 2010, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters. The information in the following table is illustrative only and the total consideration paid and the average price per ordinary share is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary	Average Price Per
	Number	Percent	Amount	Percent	Share	ADS
Existing shareholders	45,937,912	78%	$18,000,444	24%	$0.39	$0.78
New investors	13,000,000	22%	$58,500,000	76%	$4.50	$9.00
Total	58,937,912	100%	$76,500,444	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per ADS, the mid-point of the estimated price range set forth on the cover of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by $6.5 million, $6.5 million and $0.22, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other expenses of the offering.

(10)                          The last column of the beneficial ownership table under “Principal Shareholders” regarding the percentage of the ordinary shares beneficially owned after this offering on page 120 as amended:

Directors and Executive Officers:
Hetong Guo	50.8%
Weimin Yin	10.2%
Min Xu	—
Chunsheng Zhou	—
Guojun Xing	—
Ganshun Li	—
Jianbin Luo	—
Jing Yang	4.1%

Ping Yu	—
Peng Zhao	—
Jiangyu Luo	—
Directors and executive officers as a group	65.1%
Principal Shareholders:
Hetong Guo	50.8%
Jing Yang	4.1%
Xiaoli Geng	4.1%
Chuanxin Sun	4.1%
Xueyuan Han	4.1%
Newman Investments Limited	10.2%

(11)                          The footnotes (2) and (3) under “Principal Shareholders” on page 120 as amended:

(2)                                  The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. Percentage of beneficial ownership of each listed person prior to the offering is based on 45,937,912 ordinary shares outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after the offering is based on 58,937,912 ordinary shares outstanding immediately after the closing of this offering. Our company has not awarded any share options as of the date of this prospectus.

(3)                                  Assumes no exercise of the underwriters’ over-allotment option and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus. If the underwriters fully exercise their over-allotment option, each of Mr. Hetong Guo, Mr. Jing Yang, Ms. Xiaoli Geng, Mr. Chuanxin Sun, Mr. Xueyuan Han, Newman Investments Limited and our directors and executive officers as a group would own 49.2%, 3.9%, 3.9%, 3.9%, 3.9%, 9.9% and 63.0%, respectively, of our ordinary shares immediately after this offering.

(12)                          The second paragraph under “Shares Eligible for Future Sale” on page 151 as amended:

Upon the closing of the offering, we will have 60,887,912 outstanding ordinary shares, including ordinary shares represented by ADSs, assuming no exercise of the underwriters’ over-allotment option. Of that amount, 13,000,000 ordinary shares, including ordinary shares represented by ADSs, will be publicly held by investors participating in this offering, and 45,937,912 ordinary shares will be held by our existing shareholders, who may be our ‘‘affiliates’’ as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an ‘‘affiliate’’ of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

(13)                          The second paragraph under “Shares Eligible for Future Sale—Rule 144” on page 152 as amended:

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•                  1.0% of the number of our ordinary shares then outstanding, which will equal approximately 0.59 million ordinary shares immediately after this offering; or

•                  the average weekly reported trading volume of our ADSs on NYSE during the four calendar weeks proceeding the date on which a notice of the sale on Form 144 is filed with the SEC by such person.

(14)                          The total number of ADSs offered in this offering in the table under “Underwriting” on page 160:

The total number of ADSs offered in this offering is 6,500,000.

(15)                          The first sentence in the paragraph under “Underwriting—Option to Purchase Additional ADSs” on page 160 as amended:

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 975,000 additional ADSs at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions.